VIA FACSIMILE
										September 26,
2005
David Mathieson
Vice President and Chief Financial Officer
Brady Corporation
6555 West Good Hope Road
P.O. Box 571
Milwaukee, Wisconsin 53201-0571

Re:	Brady Corporation
	Registration Statement on Form S-3
      Filed September 1, 2005
	File No. 333-128023

Dear Mr. Mathieson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Conversion and Exchange, page 8

1. With respect to the debt securities, be advised that the convertible securities may not be issued for "other securities" that have not been registered under this registration statement unless the convertible securities exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the convertible securities. All of the underlying classes of securities to which the convertible securities relate must be identified in the registration statement, including the fee table.

Exchange of Debt Securities, page 9

2. We note that the disclosure in this section appears to contemplate the exchange of outstanding securities for securities to be offered through this prospectus. Please note that Form S-3 is not available for such exchange transactions. In this regard, please see the transaction requirements in Part I.B. to the general instructions to
Form S-3.

Plan of Distribution, page 16

3. The prospectus states that the offering of common stock may include sales by selling shareholders. Securities that are registered on Form
S-3 pursuant to general instruction II.D. of Form S-3 must be offered pursuant to general instruction I.B.I. or I.B.2. of Form S-3, which relate to primary offerings by the issuer. The unallocated shelf procedure may not be utilized by selling shareholders. However, please note that a secondary offering may be included in the registration statement provided the class of securities, number of securities, offering price and fee payable with respect to such secondary offering are separately allocated in the fee table, and the selling shareholders are identified.

4. Rule 415(a)(4) requires that in an "at the market" equity offering by the registrant, the underwriter must be named in a prospectus that is "part of the registration statement." If the registration statement becomes effective without naming the underwriter, please confirm supplementally that a post-effective amendment will be filed for this purpose. Please also confirm that any take downs of voting stock from the shelf will comply with the aggregate market value limit imposed by Rule 415(a)(4).

Legal Opinion

5. We note your qualification in the last paragraph that the common stock to be issued will be non-assessable subject to the personal liability which may be imposed on shareholders by Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. However, please clarify whether, given this qualification, the security holder is liable for additional assessments or calls on the security by the issuer or its creditors solely because of security holder status. Also, you are reminded that an unqualified legality opinion is required with every takedown of securities registered under this registration statement. You may file the clean opinions pursuant to
Rule 462(d) or on Form 8-K.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Please contact Craig Slivka, Staff Attorney at (202) 551-
3729,
or in his absence Lesli Sheppard, Senior Staff Attorney, at (202)
551-
3708 with other questions.

      							Sincerely,


      							Pamela A. Long
      							Assistant Director

CC:	Hoyt R. Stastney, Esq.
	(414) 277-5000
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Mr. David Mathieson
Brady Corporation
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE